Nuveen Arizona Premium Income Municipal Fund

333 West Wacker Drive

Chicago, Illinois 60606

April 3, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Arizona Premium Income Municipal Fund (the “Fund”)

Request to Withdraw Registration Statement on Form 8-A filed on March 28, 2013

File No.: 001-11510

To the Commission:

On behalf of the Fund, we hereby request the consent of the Securities and Exchange Commission to withdraw the Fund’s Form 8-A filed on March 28, 2013 (Accession No. 0001193125-13-131566). The Fund seeks withdrawal because the Form 8-A filed on March 28, 2013 inadvertently indicated the incorrect exchange on which one of the series of MuniFund Term Preferred Shares of Beneficial Interest is to be registered. The Form 8-A filed on March 28, 2013 has not become effective. A new Form 8-A indicating the correct exchange is concurrently being filed with the Securities and Exchange Commission.

Please direct any questions or comments regarding this filing to Abigail Murray of Vedder Price P.C. at (312) 609-7796.

Sincerely,

Nuveen Arizona Premium Income Municipal Fund

/s/ Gifford R. Zimmerman

Gifford R. Zimmerman

Chief Administrative Officer